
03053157

BB 8/21

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III


RECEIVED
AUG 2 0 2003
181
SECTION
WASH. D.C.

| SEC FILE NUMBER |
|---|
| 8-43182 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/02 (MM/DD/YY) AND ENDING 06/30/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: REDWOOD SECURITIES GROUP INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 CALIFORNIA STREET, SUITE 520
(No. and Street)

| SAN FRANCISCO | CA | 94108 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANDY MUKERJI (415) 352-3700
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAORO, ZYDEL & HOLLAND
(Name – *if individual, state last, first, middle name*)

| 180 MONTGOMERY STREET, SUITE 700 | SAN FRANCISCO | CA | 94104 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 22 2003
THOMSON FINANCIAL

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond**

## OATH OR AFFIRMATION

I, ADITYA B. MUKERJI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of REDWOOD SECURITIES GROUP INC., as of JUNE 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



SANDEE SCHERER
COMM. #1345818
Notary Public-California
MARIN COUNTY
My Comm. Exp. March 13, 2006


Aditya B. Mukerji 8/11/03
Signature

C.E.O. & PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# REDWOOD SECURITIES GROUP, INC.

## FINANCIAL STATEMENTS
## AND
## INDEPENDENT AUDITORS' REPORT

June 30, 2003 and 2002

# CONTENTS


DZH
DAORO ZYDEL & HOLLAND
Certified Public Accountants and Consultants

Independent Auditors' Report

The Board of Directors
Redwood Securities Group, Inc.

We have audited the statements of financial condition of Redwood Securities Group, Inc., as of June 30, 2003 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Redwood Securities Group, Inc. as of June 30, 2003 and 2002, in conformity with generally accepted accounting principles.

Daoro Zydel + Holland

San Francisco, California
August 4, 2003

Redwood Securities Group, Inc.

STATEMENTS OF FINANCIAL CONDITION

June 30, 2003 and 2002

## ASSETS

| | 2003 | 2002 |
|---|---|---|
| Cash & cash equivalents | $ 210,052 | $ 126,834 |
| Receivables | | |
| Commissions and other | 16,000 | 14,439 |
| Due from clearing firm | 153,455 | 123,188 |
| Refundable income taxes | - | 165,000 |
| Officer advances | 151,870 | 8,839 |
| Total receivables | 321,325 | 311,466 |
| Secured demand notes, collateralized by cash equivalents and marketable securities | 104,250 | 148,500 |
| Furniture, equipment and leasehold improvements, at cost, (net of accumulated depreciation of $83,056 and $76,501 in 2003 and 2002, respectively) | 25,256 | 28,157 |
| Other assets | 22,798 | 7,685 |
| | $ 683,681 | $ 622,642 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | 2003 | 2002 |
|---|---|---|
| Accounts payable | $ 130,965 | $ 30,126 |
| Accrued liabilities | 149,970 | 68,007 |
| Due to clearing firm | - | 142,915 |
| Income taxes payable | 1,673 | 1,697 |
| Secured demand notes collateral agreement subordinated to claims of general creditors | | |
| Stockholders | 104,250 | 148,500 |
| Total liabilities | 386,858 | 391,245 |
| Commitment | - | - |
| Stockholders' equity | | |
| Non-voting common stock; authorized 100,000 shares at $1 par value; issued and outstanding 26,500 shares | 26,500 | 26,500 |
| Voting common stock; authorized 100,000 shares at $1 par value; issued and outstanding 75,500 shares | 75,500 | 75,500 |
| Additional paid in capital | 343,750 | 249,500 |
| Accumulated deficit | (148,927) | (120,103) |
| | 296,823 | 231,397 |
| | $ 683,681 | $ 622,642 |

NOTES TO FINANCIAL STATEMENTS

June 30, 2003 and 2002

## NOTE A - DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Redwood Securities Group, Inc. (the Company) was formed in October 1990 to operate as an introducing broker. Effective September 16, 2002 the Company clears transactions through the Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation on a fully disclosed basis and promptly transmits all funds and securities to Pershing. All books and records related to the clearing agreement are carried and preserved by Pershing. The Company is exempt from special reserve requirements for brokers and dealers under rule 15c3-3 of the Securities and Exchange Commission. The exemption is claimed under Section (k)(2)(ii).

1. Cash

The Company maintains its cash accounts with various federally insured financial institutions. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At various times during the fiscal years ended June 30, 2003 and 2002, the Company had cash balances in excess of insured amounts.

2. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost.

Depreciation is calculated using an accelerated method over the estimated useful lives of the assets.

3. Securities Transactions

Securities transactions (and related commission revenues and expenses) are recorded by the Company on a settlement date basis, generally the third business day after the trade date, which does not materially differ from recording these transactions on a trade date basis.

NOTE A - DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

4. Trading and Clearing Activities and Related Risks

In the normal course of business, the Company's customers and correspondent clearance activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customers or contra-brokers are unable to fulfill their contracted obligations and the Company has to purchase or sell the financial instrument underlying the contracts at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that the customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

The Company seeks to control the risks associated with its customer activities by requiring the customers to maintain margin collateral in compliance with various regulatory and internal guidelines. Required margin levels are monitored daily and, pursuant to such guidelines, the customer may be required to deposit additional collateral, or to reduce positions, when necessary.

5. Estimates and Assumptions

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

## NOTE B - SECURED DEMAND NOTES RECEIVABLE AND LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Secured demand notes receivable are due from officers and stockholders as follows at June 30, 2003:

| Principal Amount | Due Date |
|---|---|
| $ 52,125 | March 31, 2006 |
| 52,125 | March 31, 2006 |
| $ 104,250 | |

The notes were issued pursuant to, and are subject to, the terms and conditions of certain Secured Demand Note Collateral Agreements for Equity Capital (the Agreements) executed simultaneously with the notes and approved by the National Association of Securities Dealers, Inc. (NASD).

Under the terms of the Agreements, the notes must, at all times, be collateralized by cash, cash equivalents, or marketable securities of Collateral Value (as defined in the Agreement) greater than the face amount of the notes. The notes are due on demand at the option of the Company whenever net capital, as defined in the Agreement, falls below a specified amount or whenever the market value of the collateral falls below the face amount of the notes.

In consideration for the notes receivable, the Company has issued 8 percent subordinated notes payable and agreed to return the notes and related collateral to their makers on their respective due dates and to pay interest computed at 8 percent per annum on the face amount of the notes, payable annually. Repayment of the subordination agreement may not be made without prior written approval of the NASD. The notes may only be prepaid at the option of the makers of the notes with the prior written approval of the NASD. In the event that the notes are paid in cash or through sale of collateral prior to their due dates, the Company is obligated to issue its subordinated notes payable to the makers of the notes. All obligations to return the collateral, the notes and the related interest are subordinated to the rights and claims of all other present and future creditors of the Company arising prior to the date such obligations become due. Further, the maturity of such obligations is suspended indefinitely if, in satisfying its obligation, the Company would cause its net capital, as defined by the Agreement, to fall below the levels specified in the Agreement as modified from time to time by NASD regulation.

## NOTE B - SECURED DEMAND NOTES RECEIVABLE AND LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS (continued)

During the term of the Agreement, the Company has the right to pledge or rehypothecate any or all of the marketable securities pledged as collateral to secure other indebtedness of the Company. Except in the event of liquidation of the collateral to satisfy the demand notes, all increases and decreases in the market value of the collateral and all income derived from the collateral are for the benefit of the makers of the notes.

During the year ended June 30, 2003 the Company recorded a $44,250 reduction to both the secured demand note receivable and the related liability pursuant to the redemption of one of the stockholders (note D).

## NOTE C – COMMITMENTS AND RELATED PARTY TRANSACTIONS

### Space lease

The Company maintains office space in California, Washington D.C. and New York. Two of three space lease agreements expire in 2004, with the third carried on a month-to-month basis. Rent expense incurred for the combined locations amounted to $239,322 and $254,676 for the years ended June 30, 2003 and 2002, respectively.

Future minimum rent payments required under terms of the leases are as follows:

| Year ending June 30, | |
|---|---|
| 2004 | $ 147,901 |
| Total | $ 147,901 |

### Letter of credit

In accordance with terms of the San Francisco, California space lease agreement, the Company has provided a standby letter of credit in lieu of a security deposit. The letter, in the amount of $145,485, matures in January 2004. The letter of credit was provided by a former stockholder of the Company (Refer to Note D).

# NOTES TO FINANCIAL STATEMENTS (continued)

June 30, 2003 and 2002

## NOTE C – COMMITMENTS AND RELATED PARTY TRANSACTIONS (continued)

Secured demand notes

The Company has various secured demand notes payable from the principal stockholders (see note B). Interest expense incurred and paid on the notes for each of the fiscal years ended June 30, 2003 and 2002 totaled $8,340 and $11,880, respectively.

## NOTE D - COMMON STOCK

Transferability of common stock is restricted pursuant to an agreement amongst the stockholders. On July 5, 2001 pursuant to this agreement, any and all interest of one of the stockholders was fully redeemed by the Company in the amount of $25,000.

## NOTE E - NET CAPITAL REQUIREMENTS

The Company is subject to the net capital rule (Rule 15c3-1) of the Securities and Exchange Commission. This rule prohibits the Company from engaging in any securities transaction at a time when its "aggregate indebtedness" exceeds fifteen times its "net capital" as those terms are defined by the rule. The Company's net capital and required net capital (6-2/3% of aggregate indebtedness or $100,000, whichever is greater) amounted to $201,149 and $100,000 respectively, at June 30, 2003.

## NOTE F - INCOME TAXES

Deferred taxes arise (when applicable) primarily from certain accruals, including California franchise taxes which are not currently deductible for tax purposes, the difference between financial and tax basis of accounting for security transactions (note A3), and differences between financial and tax reporting of depreciation. Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. No deferred taxes exist at June 30, 2003.

Significant reconciling items between the amount of income tax expense attributable to operations for the year and the amount of income tax expense that would result from applying domestic federal statutory rates to pretax income are as follows:

1. Security transactions are recorded by the Company on a settlement date basis for financial statement purposes and on a trade date basis for tax purposes.

2. Permanent differences such as the non-deductibility of meals and entertainment expense, and penalties.

3. Difference between the current year state tax expense and the prior year expense.

At June 30, 2003 the Company has a net operating loss carryforward of $21,844 available to offset future taxable income.


DAORO ZYDEL & HOLLAND
Certified Public Accountants and Consultants

Independent Auditors' Report on Internal Control

Board of Directors
Redwood Securities Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Redwood Securities Group, Inc. (the Company) for the year ended June 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists

# DAORO ZYDEL & HOLLAND

Certified Public Accountants and Consultants



additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that effectiveness of their design may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Daoro Zydel + Holland

San Francisco, California
August 4, 2003